                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25


                                                   Commission File Number 1-7927

                          NOTIFICATION OF LATE FILING

(Check One):  [   ] Form 10-K [   ] Form 11-K [   ] Form 20-F [ X ] Form 10-Q
              [   ] Form N-SAR

For Period Ended:                     July 31, 1994
                 ---------------------------------------------------------------
[   ] Transition Report on Form 10-K    [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F    [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       _________________________

________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant           House of Fabrics, Inc.
                        --------------------------------------------------------

Former name if applicable

- - --------------------------------------------------------------------------------

Address of principal executive office (Street and number)
                             13400 Riverside Drive
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City, State and Zip Code               Sherman Oaks, California  91423
                         -------------------------------------------------------

                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
      has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See Attachment A.
                                                             ------------------

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Donald W. Boyer               (818)          995-7000
- - -------------------------------------------------------------------------------
          (Name)                  (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
estimate of the results cannot be made.          See Attachment B.
                                        ---------------------------------------

                             HOUSE OF FABRICS, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 15, 1994     By     /s/ DONALD W. BOYER
     ---------------------      -----------------------------------------------
                             Name:  Donald W. Boyer
                             Title: Senior Vice President and
                                    Chief Financial Officer

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                                 ATTACHMENT A
                                 ------------


          House of Fabrics, Inc. (the "Company") and the lenders (the "Lenders") that are party to the Amended and Restated Revolving Credit Agreement dated as of November 30, 1993 among the Company, certain subsidiaries of the Company, the Lenders and Bank of America National Trust and Savings Association, as agent for the Lenders (as amended from time to time, the "Credit Agreement"), have recently executed two amendments to the Credit Agreement. Neither amendment, however, will become effective until the satisfaction of certain conditions relating thereto, which conditions the Company currently anticipates will be satisfied on or prior to September 19, 1994. Such amendments, if they become effective, will materially affect the information to be set forth in Management's Discussion and Analysis of Financial Condition and Results of Operation to be included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994 (the "Quarterly Report"). Such amendments, if they become effective, will also affect certain information to be set forth in the notes to the consolidated financial statements that will be included in the Quarterly Report.

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                                 ATTACHMENT B
                                 ------------



          Sales for the quarter ended July 31, 1994 decreased 14.8% to $110,114,000 from $129,240,000 for the quarter ended July 31, 1993. The decrease in sales of $19,126,000 was primarily due to the elimination of sales for the mall stores under the 1993 plan of restructuring approved by the Board of Directors effective September 1, 1993 (the "1993 Plan") for the quarter ended July 31, 1994 of $7.3 million and a 5.6% decrease in store-for-store sales. During the quarter ended July 31, 1994, the Company did not open any new super stores and closed 4 older super stores.

          The decrease in store-for-store sales resulted in part from the generally poor economic conditions (including California, which has 149 of the Company's super stores as of July 31, 1994) and the competitive pressure in the fabric retailing industry in general which resulted in continued pressure on margins. The Company believes these factors may continue to adversely affect sales for the remainder of fiscal 1995 and possibly beyond. The Company will continue to close unprofitable super stores in addition to mall stores during the remainder of fiscal 1995 under the 1993 Plan and the 1994 plan of restructuring approved by the Board of Directors effective August 26, 1994.

          Gross profit as a percentage of sales decreased to 41.2% for the quarter ended July 31, 1994 from 44.8% for the quarter ended July 31, 1993. This decrease was largely due to a reduction in the opening markup slightly offset by lower markdowns.

          Store and operating expense as a percent of sales increased slightly to 41.1% for the quarter ended July 31, 1994 from 40.6% for the quarter ended July 31, 1993. This increase was mainly due to a small increase in rent and advertising expenses offset by a decrease in payroll expense. General and administrative expense as a percent of sales also increased slightly to 7.4% from 7.0% in the same period in the prior year. Interest expense for the quarter ended July 31, 1994 increased $2,057,000 over the quarter ended July 31, 1993 primarily as a result of an increase in the Company's average effective borrowing rate from 4.6% in the quarter ended July 31, 1993 to 9.1% in the quarter ended July 31, 1994.

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                             HOUSE OF FABRICS, INC.
                       Summary of Consolidated Operations
                                  (Unaudited)

                                             Three Months Ended
                                                  July 31
                                            1994             1993
                                        ------------     ------------
Sales                                   $110,114,000     $129,240,000
Expenses:
 Cost of Sales                          $ 64,784,000     $ 71,277,000
 Selling, General & Administrative      $ 53,321,000     $ 61,504,000
                                        ------------     ------------
Operating Loss                          $ (7,991,000)    $ (3,541,000)
Interest Expense                        $  3,766,000     $  1,709,000
Intangibles Amortization                $    365,000     $    324,000
                                        ------------     ------------
Loss Before Income Taxes                $(12,122,000)    $ (5,574,000)
Income Tax Benefit                      $   (474,000)    $ (1,542,000)
                                        ------------     ------------
Net Loss                                $(11,648,000)    $ (4,032,000)
                                        ============     ============
Net Loss Per Share                      $      (0.85)    $      (0.29)
                                        ============     ============
Average shares outstanding                13,697,107       13,846,163

                                              Six Months Ended
                                                  July 31
                                            1994             1993
                                        ------------     ------------
Sales                                   $224,809,000     $257,221,000
Expenses:
 Cost of Sales                          $126,952,000     $138,967,000
 Selling, General & Administrative      $104,732,000     $121,415,000
                                        ------------     ------------
Operating Loss                          $ (6,875,000)    $ (3,161,000)
Interest Expense                        $  6,454,000     $  2,894,000
Intangibles Amortization                $    731,000     $    647,000
                                        ------------     ------------
Loss Before Income Taxes                $(14,060,000)    $ (6,702,000)
Income Tax Benefit                      $   (942,000)    $ (1,977,000)
                                        ------------     ------------
Net Loss                                $(13,118,000)    $ (4,725,000)
                                        ============     ============
Net Loss Per Share                      $      (0.96)    $      (0.34)
                                        ============     ============
Average shares outstanding                13,697,107       13,869,934

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